SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCOTTISH POWER PLC

(Name of Subject Company)

SCOTTISH POWER PLC

(Name of Person(s) Filing Statement)

Ordinary shares of 42p each (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each of which represents four Ordinary Shares

(Title of Class of Securities)

81013T804

(CUSIP Number of Class of Securities)

Sheelagh Duffield

Company Secretary

1 Atlantic Quay

Glasgow G2 8SP

Scotland

0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With a Copy to:

Richard C. Morrissey

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

England

011 44 20 7959 8900

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This announcement has been made available to shareholders of Scottish Power plc (“ScottishPower”). If Iberdrola, S.A. (“Iberdrola”) conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola shares and Iberdrola ADSs will only be distributed to existing ScottishPower shareholders and ADS holders. The new Iberdrola shares and Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction. In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary note regarding forward looking statements

This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of ScottishPower’s or the enlarged Iberdrola group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower’s or the enlarged Iberdrola group’s business. These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements.

These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.

PROJECT SNIPE

CALL CENTRE SCRIPT

OFFER INFORMATION HELPLINE:

TELEPHONE

+1 212 440 9800 (for custodians and nominees)

+1 800 657 4988 (for all other ADS Holders)

OPENING HOURS

9.00 am to 5.00 pm Monday to Friday (New York time) (for custodians and nominees)

9.00 am to 11.00 pm Monday to Friday (New York time) (for all other ADS Holders)

A Expected Timetable of Events

ADS Record Time	4.00 p.m. (New York time) on 20 February 2007

Latest time for receipt by the ScottishPower Depositary of ADS Voting Instruction Cards	3.00 p.m. (New York time) on 26 March 2007

Iberdrola Shareholders’ Meeting – first call	11.00 a.m. (Madrid time) on 28 March 2007

Voting Record Time	6.00 p.m. (London time) on 28 March 2007

Iberdrola Shareholders’ Meeting – second call	11.00 a.m. (Madrid time) on 29 March 2007

Court Meeting	11.00 a.m. (London time) on 30 March 2007

ScottishPower EGM	11.10 a.m. (London time) on 30 March 2007

The following dates are subject to change:

Latest time for receipt of ADS Letters of Transmittal and Election Form	3.00 p.m. (New York time) on 4 April 2007

Last day of dealings in, and for registration of transfers of, ScottishPower ADSs	4 April 2007[1]

Sanction Court Hearing	19 April 2007

Special Dividend Record Time	9.00 a.m. (London time) on 20 April 2007

Reorganisation Record Time	3.00 p.m. (London time) on 22 April 2007

Reduction Court Hearing	23 April 2007

Effective Date of the Scheme	23 April 2007

New Iberdrola Shares issued	23 April 2007

[1]

This date applies to ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC and make an election under the Mix and Match Facility. ScottishPower ADS Holders who do not hold their ScottishPower ADSs through the Direct Registration System of DTC but do make an election under the Mix and Match Facility will not be able to transfer their ScottishPower ADSs after they have returned their ADS Letters of Transmittal and Election Forms. ScottishPower ADS Holders who do not make an election under the Mix and Match Facility will be able to transfer their ScottishPower ADSs until the earlier of the date on which they return their ADS Letter of Transmittal and Election Form (or, if later, April 4, 2007 in the case of ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC) and 30 days after the termination of the ScottishPower Deposit Agreement.

Cancellation of listing of ScottishPower Shares	24 April 2007

Admission to trading of the New Iberdrola Shares on the Bolsas de Valores expected to occur	effective 5.35 p.m. (Madrid time) on 24 April 2007

Commencement of dealings in New Iberdrola Shares on the Bolsas de Valores	25 April 2007

Settlement of New Iberdrola Shares to be issued through Iberclear (with settlement of New Iberdrola CDIs following shortly thereafter)	25 April 2007

Despatch of cash consideration and Iberdrola ADSs to the ScottishPower Depositary	By 7 May 2007

B	The Offer

B1	Q	What is going on?

	A	On November 28, 2006, ScottishPower and Iberdrola announced the proposed acquisition of ScottishPower by Iberdrola. This acquisition is now in the process of being effected by way of a scheme of arrangement which is subject to various conditions including the approval of ScottishPower Shareholders and ADS Holders (in a Court Meeting and an EGM), and the Scottish Court of Session.

B2	Q	Why is this happening?

	A	Please refer to the Chairman’s letter in Part 1 of the Scheme Document for an explanation.

B3	Q	What is the impact on me?

A

As a current ScottishPower ADS Holder, you are being asked to approve the Offer, which is to be effected by way of a scheme of arrangement.

If the Offer becomes effective, following approval by ScottishPower Shareholders and ADS Holders and the Scottish Court of Session, then Iberdrola will acquire all the ordinary issued shares of ScottishPower (including the shares underlying ScottishPower ADSs).

B4	Q	What will I receive under the Offer?

A

You will receive 1,600p in cash and 0.6584 of an Iberdrola ADS for every ScottishPower ADS you hold at the Reorganisation Record Time, subject to elections made under the Mix and Match Facility, where ScottishPower Shareholders and ADS Holders may opt to vary the proportion of cash and shares or Iberdrola ADSs received subject to equal and opposite elections being made by other ScottishPower Shareholders and ADS Holders.

You should note that the underlying asset of one Iberdrola ADS is one New Iberdrola Share.

You will also be entitled to receive a Special Dividend of 48 pence for each ScottishPower ADS you hold at the Special Dividend Record Time, which is expected to be 9.00 a.m. (London time) on April 20, 2007.

B5	Q	What does the Offer value my shares at?

A

The value of the Offer per ScottishPower ADS consists of i) 1,600 pence in cash, ii) the Special Dividend of 48 pence and iii) for each ScottishPower ADS 0.6584 of an Iberdrola ADS (share component of the Offer).

While the value of the first two cash components is fixed, the value of the Iberdrola ADS component depends on the market value of an Iberdrola Share at any point in time and the most current Euro to Sterling exchange rate.

Based on the closing price of an Iberdrola Share on February 22, 2007 (the last practicable date prior to the publication of the Scheme Document) of £23.32 per Iberdrola Share (based on an exchange rate of £0.67125:€1, being the exchange rate on February 22, 2007), the Offer values each ScottishPower Share (including the Special Dividend) at 795.6 pence and therefore values each ScottishPower ADS at £31.82. [TO BE UPDATED DAILY]

Please note the US Dollar amount received upon any subsequent sale of an Iberdrola ADS will depend upon both the market price of an Iberdrola Share and the relevant Dollar/Euro exchange rate at the relevant time. No assurances can be given as to the price that will be received for Iberdrola ADSs sold.

B6	Q	Do I need to return the ADS Letter of Transmittal and Election Form?

A

As explained in paragraph 4 of Part 4 of the Scheme Document, you even if you do not wish to make an election under the Mix and Match Facility, if you are a registered ScottishPower ADS Holder you must return your ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs that you hold in certificated form, in order to receive the Basic Consideration, which in economic terms is equivalent to 1,600 pence and 0.6584 of an Iberdrola ADS for every ScottishPower ADS owned.

Any Iberdrola ADSs that have not been claimed six months after the effective date of the scheme of arrangement (expected to be April 23, 2007) may be sold by the ScottishPower Depositary. If you return your ADS Letter of Transmittal and Election Form after that six-month period has expired, you will be entitled to receive only the cash consideration of 1,600 pence per ScottishPower ADS and the net cash proceeds from any such sale of the Iberdrola ADSs to which you otherwise would have been entitled. No assurances can be given as to the price that will be received for Iberdrola ADSs sold.

B7	Q	How does the Mix and Match Facility work?

A

As explained in paragraph 4 of Part 4 of the Scheme Document, you may elect to vary the proportions of cash consideration and Iberdrola ADSs to which you are entitled under the Offer. However, the total number of New Iberdrola Shares (including those underlying Iberdrola ADSs) and the amount of cash available will not be varied, so Iberdrola’s ability to satisfy all elections for Iberdrola ADSs or cash consideration will depend on other ScottishPower Shareholders and ADS Holders making equal and opposite elections. To the extent that elections for New Iberdrola Shares (including those underlying Iberdrola ADSs) and/or cash consideration cannot be satisfied in full, they will be scaled down on a pro rata basis.

The Mix and Match Facility will remain open until 3.00 p.m. (New York time) on April 4, 2007 and, if you are a registered ScottishPower ADS Holder, can be elected for by using the ADS Letter of Transmittal and Election Form, which you should return, along with any ScottishPower ADSs that you hold in certificated form, in the non-postage-paid envelope provided, by post (properly insured) or by hand (during normal business hours) so as to be received by JPMorgan Chase Bank, N.A., Reorganization Department at one of the addresses provided on the ADS Letter of Transmittal and Election Form.

Even if you do not wish to make an election under the Mix and Match Facility, if you are a registered ScottishPower ADS Holder, you must return your ADS Letter of Transmittal and

Election Form, along with any ScottishPower ADSs that you hold in certificated form, in order to receive the Basic Consideration, i.e. 1,600 pence and 0.6584 of an Iberdrola ADS for every ScottishPower ADS owned. Any Iberdrola ADSs that have not been claimed six months after the effective date of the scheme of arrangement (expected to be April 23, 2007) may be sold by the ScottishPower Depositary. Therefore, if you return your ADS Letter of Transmittal and Election Form after that six-month period has expired, you will be entitled to receive only the cash consideration of 1,600 pence per ScottishPower ADS and the net cash proceeds from any such sale of the Iberdrola ADSs to which you otherwise would have been entitled.

If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs if you wish to make an election under the Mix and Match Facility.

B8	Q	What ratio is used to determine elections under the Mix and Match Facility?

A

As explained in paragraph 4 of Part 4 of the Scheme Document, under the Mix and Match Facility, ScottishPower ADS Holders will receive 1,520 pence in cash for each 0.6584 of an Iberdrola ADS (one Iberdrola ADS represents one Iberdrola Share) foregone, or 0.6584 of an Iberdrola ADS for every 1,520 pence in cash foregone.

This ratio has been calculated on the basis of the average closing price of an Iberdrola Share in pounds Sterling over the 15 trading days ending on February 22, 2007 (the last practicable date prior to the publication of the Scheme Document).

B9	Q	When will I have to decide whether to accept Iberdrola’s Offer?

A

You do not have to accept the Offer but are being asked to vote on it:

•      To register your vote or indicate that you intend to attend and vote at the Meetings in person, complete and sign the ADS Voting Instruction Card and return it in the enclosed reply-paid envelope (for use in the US only) to JPMorgan Chase Bank, N.A., to be received no later than 3.00 p.m. (New York time) on March 26, 2007.

•      You may also cast your vote by calling +1-866-540-5760 or by logging onto www.proxyvoting.com/spi, where details of the procedure to be followed are set out. You can also refer to your ADS Voting Instruction Card for further details. You can cast your vote in this way any time before 11.59 p.m. (New York time) on March 25, 2007.

•      If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs if you wish to vote. Alternatively, if you wish to attend and vote at the Meetings in person, you may present your ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of your ScottishPower Shares so as to become a registered holder of ScottishPower Shares prior to the Voting Record Time, which is 6.00 p.m. on 28 March 2007.

•      Even if you vote against the Offer or do not vote on it, it will be binding on you if a sufficient number of ScottishPower Shareholders and ScottishPower ADS Holders vote in favor of it and certain other conditions are met.

B10	Q	What percentage of shareholders must vote in favour of the proposals?

A

The scheme of arrangement will only become effective if: (a) more than 50 per cent. in number of the ScottishPower Shareholders present and voting at the Court Meeting (whether in person or by proxy) vote in favour of the Scheme; and (b) such majority holds 75 per cent. or more in value of the ScottishPower Shares (including ScottishPower ADS Holders as holders of ScottishPower Shares underlying their ADSs) present and voting at the Court Meeting (whether in person or by proxy).

In addition, it is necessary for the special resolution at the EGM to be approved by ScottishPower Shareholders and ScottishPower ADS Holders holding not less than 75 per cent. of the votes cast at the EGM (whether in person or by proxy).

B11	Q	What happens if the Court Meeting or EGM does not approve the proposal?

	A	Then the scheme of arrangement will not take effect.

B12	Q	What happens if I am not in favour of the Offer?

A

If you do not approve of the Offer, then you are entitled to vote “against” the resolutions.

However, if the scheme of arrangement becomes effective, then the Offer will become binding on all ScottishPower Shareholders and ADS Holders and you will receive cash and Iberdrola ADSs (subject to any Mix and Match Election) for your ScottishPower ADSs, even if you voted against the resolutions.

B13	Q	If the offer goes through, how will I receive my cash and ADSs?

A

Completion of the Offer is expected to take place on April 23, 2007, with the cash consideration and Iberdrola ADSs expected to be despatched to the ScottishPower Depositary within 14 days of the Effective Date (expected to be by May 7, 2007).

The ScottishPower Depositary will send you a cheque for your portion of the cash consideration and a statement of entitlement to your Iberdrola ADSs as soon as possible thereafter (so long as it has received your completed ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs you hold in certificated form).

B14	Q	What documentation will I receive in respect of my Iberdrola ADSs?

	A	All Iberdrola ADSs issued will be issued in book entry form through the direct registration system maintained by the Iberdrola Depositary. You will receive a statement from Iberdrola’s Depositary evidencing that your name and the number of Iberdrola ADSs you hold have been entered in the register of Iberdrola ADS Holders.

B15	Q	Where will the Iberdrola ADSs trade?

	A	Since the Iberdrola ADSs will not be listed or traded on any exchange, the Iberdrola ADSs will only be eligible for trading “over-the-counter”. Iberdrola currently intends to maintain the Iberdrola ADR Facility on an ongoing basis. However, in the event that Iberdrola terminates the Iberdrola ADR Facility, holders of Iberdrola ADS will receive the New Iberdrola Shares underlying their Iberdrola ADSs. US resident holders of such New Iberdrola Shares may be required to sell such underlying shares on the Bolsas de Valores in Spain, which could be more time consuming and costly for such holders than settling trades in Iberdrola ADSs.

B16	Q	Can I convert Iberdrola ADSs into the underlying Iberdrola Shares?

	A	If you wish to convert your Iberdrola ADSs into the underlying New Iberdrola Shares you will have the option to present your Iberdrola ADSs to the Iberdrola Depositary for cancellation and delivery of New Iberdrola Shares so as to become registered holders of the New Iberdrola Shares, through a participating entity in Iberclear. Fees, taxes and governmental charges may apply to any such exchange.

B17	Q	What are my ScottishPower ADSs currently worth?

	A	We do not have the latest trading price of ScottishPower ADSs. You can find the ADS price in the financial press or by contacting your broker, or by checking on www.scottishpower.com.

B18	Q	I have now sold my ScottishPower ADSs, but I have received documents in relation to the proposal. What should I do?

	A	If you sold your ScottishPower ADSs prior to 4.00 p.m. (New York time) on February 20, 2007, please immediately contact the stockbroker or other agent through whom you sold the ScottishPower ADSs, as the person to whom you sold the ScottishPower ADSs will now be entitled to vote and the company’s records need to be updated with the current and correct information. If you sold your ScottishPower ADSs after 4:00 p.m. (New York time) on February 20, 2007, you are still entitled to vote on the Offer, although you will not receive the Special Dividend or any other consideration in respect of those ScottishPower ADSs if the scheme of arrangement becomes effective.

B19	Q	I hold my ScottishPower ADS indirectly. What should I do?

A

If you hold your ScottishPower ADSs indirectly, you should contact the bank, broker, financial institution, share plan administrator or other nominee through who you hold your ADSs in order to vote on the proposals at the Meetings, make an election under the Mix and Match Facility or receive any consideration under the Mix and Match Facility.

Alternatively, you may present your ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of your ScottishPower Shares in order to be treated like other registered holders of ScottishPower Shares.

B20	Q	Requests for documents.

A

If I can take your details, we will arrange for the documents to be sent to you.

Check registered address and complete remail request (note documents required)

If address incorrect:

Refer to Section H for address change procedure.

C	Reasons for the Offer

C1	Q	Why is the ScottishPower Board recommending the Offer?

	A	Please refer to paragraphs 3 and 7 of the Chairman’s letter in Part 1 of the Scheme Document for details of the ScottishPower Board’s recommendation and its reasons for recommending the Offer.

C2	Q	Are the ScottishPower Directors intending to accept this offer?

A

Iberdrola has received irrevocable undertakings to vote in favour of the Offer and the resolutions to be proposed at the Court Meeting and the ScottishPower EGM from the ScottishPower Directors in respect of 142,196 ScottishPower Shares, representing approximately 0.1 per cent. of the ScottishPower Shares. These undertakings are in respect of the ScottishPower Directors’ aggregate entire beneficial holdings of ScottishPower Shares.

C3	Q	How will the Offer be implemented?

A

As explained in paragraph 19 of Part 4 of the Scheme Document, the Offer will be implemented by way of a scheme of arrangement of ScottishPower under section 425 of the UK Companies Act 1985. Under the terms of the scheme of arrangement, the ScottishPower Shares underlying your ADSs will be cancelled and you will receive cash and/or Iberdrola ADSs in exchange, plus the Special Dividend.

You should note that the underlying asset of one Iberdrola ADS is one New Iberdrola Share.

In addition, before the scheme of arrangement can become effective, a number of Conditions need to be satisfied or waived. These are listed in Part 5 of the Scheme Document.

C4	Q	What is a scheme of arrangement?

A

As explained in paragraph 19 of Part 4 of the Scheme Document, a scheme of arrangement is a legal arrangement between a company and its shareholders. It is a common process for dealing with acquisitions of listed companies in the UK. It requires approval of the shareholders and ADS holders both at a Court Meeting and, in this case, at a separate EGM.

ScottishPower Shareholders and ADS Holders will vote on whether to approve the scheme of arrangement at the Court Meeting and then on certain resolutions required to implement it at the EGM.

All ScottishPower ADS Holders who held their ScottishPower ADSs as of 4.00 p.m. (New York time) on February 20, 2007 will have the opportunity to vote at both the Court Meeting and the EGM and their votes (if properly received) will be counted. Once approved by ScottishPower Shareholders and ADS Holders, the scheme of arrangement will only become effective if approved by the Court.

C5	Q	Why are you using a scheme of arrangement?

A

A scheme of arrangement is a normal process for dealing with acquisitions of public companies in the UK, particularly when they involve a large number of retail shareholders (approximately 400,000 in this case).

This process was followed, for example, in takeovers and mergers involving Barclays (with the Woolwich), Lloyds (with TSB), Halifax (with Bank of Scotland) and CGU (with Norwich Union).

In order for the scheme of arrangement to become effective, resolutions at the Court Meeting and the EGM must be approved by ScottishPower Shareholders and ADS Holders. It is therefore important that as many votes as possible are cast at the Court Meeting, in particular, so that the Court may be satisfied that there is a fair representation of ScottishPower Shareholder and ADS Holder opinion.

C6	Q	Can I raise any concerns I have in relation to the Scheme with the Court?

	A	Yes. Please see paragraph 19(g) of Part 4 of the Scheme Document for details.

C7	Q	Why does the scheme of arrangement involve a reorganisation of ScottishPower’s share capital?

	A	In order to allow the scheme of arrangement to incorporate a Mix and Match Facility and to be subject to a more favourable tax treatment, it is necessary to reorganise ScottishPower’s share capital. Your rights are not adversely affected by this reorganisation.

C8	Q	Will I receive share certificates for the new shares created by the reorganisation of capital?

	A	No. The shares created by the reorganisation will exist only for a very short time before being cancelled under the scheme of arrangement and therefore it is neither practical nor necessary to issue new share certificates.

D	EGM and Court Meeting Process

D1	Q	What are the Meetings?

	A	The acquisition is being implemented by way of a scheme of arrangement, which means that the proposals must be approved by the Scottish Court of Session. ScottishPower Shareholders (and ADS Holders) are required to pass resolutions at two separate Meetings, first at the Court Meeting and second at an EGM.

D2	Q	What will I be voting on at the Meetings?

A

At the Court Meeting you will be asked to vote on whether to approve the scheme of arrangement, and therefore the Offer from Iberdrola. Further details of the Court Meeting are set out in the Notice of Court Meeting in Part 16 of the Scheme Document.

At the EGM, you will be asked to vote on a special resolution which will do a number of things to enable the scheme of arrangement to be put into effect as described in the Scheme Document, including amending ScottishPower’s Articles of Association and its capital structure. The resolution being voted on at the EGM is set out in the notice of EGM, which is in Part 17 of the Scheme Document.

D3	Q	Can I attend the shareholders’ Meetings (Court Meeting and EGM)?

A

If you are a registered ScottishPower ADS Holder, you may attend and vote at the Meetings in person. If you wish to do so, please indicate this on the ADS Voting Instruction Card that you wish to attend and vote at the Meetings. Please note that you will not be admitted to the Meetings unless you present a valid passport or other government issued photo identification.

If you hold your ScottishPower ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs if you wish to vote. Alternatively, if you wish to attend and vote at the Meetings in person, you may present your ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of your ScottishPower Shares so as to become a registered holder of ScottishPower Shares prior to the Voting Record Time, which is 6.00 p.m. on 28 March 2007.

D4	Q	I cannot find my ADS certificate. Can I still vote?

A

Yes, irrespective of whether or not you can find your ADS certificate, if you were a registered holder of ScottishPower ADSs at 4.00 p.m. (New York time) on February 20, 2007, you should have received an ADS Voting Instruction Card with respect to your voting rights. The ADS Voting Instruction Card will set forth how many ScottishPower ADSs are registered in your name as of 4.00 p.m. (New York time) on February 20, 2007.

For the replacement of lost, missing or destroyed certifcate(s), registered holders must complete Section D of the ADS Letter of Transmittal and Election Form sent to them and submit this to JP Morgan Chase Bank, N.A.

D5		Do I need to vote?

Although you do not have to vote, it is your right to do so as an ADS Holder of ScottishPower. You can vote by simply returning the ADS Voting Instruction Card by post (or, if you are an indirect ADS holder, by following the procedures of the nominee through which you hold your ScottishPower ADSs). You do not need to attend the Meetings in person.

It is important for the sanctioning of the scheme of arrangement by the Court that as many ScottishPower Shareholders and ADS Holders as possible vote, so that the court may be satisfied that there is a fair and reasonable representation of ScottishPower Shareholders’ and ADS Holders’ opinion. If the Court is not satisfied, it is open to the Court to refuse to sanction the scheme of arrangement.

D6		Can someone else vote on my behalf?

Yes. You are able to appoint someone else the nominee of the ScottishPower Depositary or another person as your proxy. If you appoint the nominee of the ScottishPower Depositary as your proxy, the nominee will vote in accordance with your instructions.

If you appoint a person other than the nominee of the ScottishPower Depositary as your proxy, you are responsible for ensuring that the person you appoint is able and willing to attend the Meetings on your behalf. If your proxy does not attend the Meetings, your votes will not be cast.

D7		How should I vote on the resolutions at the Meetings?

We are not able to advise you how to vote. You will have received details of the proposals to be considered at the Meetings. You should read this information before deciding how to vote.

If you have any questions, you should consult an independent professional adviser.

D8	Q	What percentage of shareholders must vote in favour of the proposals?

A

The scheme of arrangement will only become effective if: (a) more than 50 per cent. in number of the ScottishPower Shareholders present and voting at the Court Meeting (whether in person or by proxy) vote in favour of the Scheme; and (b) such majority holds 75 per cent. or more in value of the ScottishPower Shares (including ScottishPower ADS Holders as holders of ScottishPower Shares underlying their ADSs) present and voting at the Court Meeting (whether in person or by proxy).

In addition, it is necessary for the special resolution at the EGM to be approved by ScottishPower Shareholders and ScottishPower ADS Holders holding not less than 75 per cent. of the votes cast at the EGM (whether in person or by proxy).

D9	Q	What happens if the Court Meeting or EGM does not approve the proposal?

	A	Then the scheme of arrangement will not take effect.

D10	Q	What happens if I am not in favour of the Offer?

A

If you do not approve of the Offer, then you are entitled to vote “against” the resolutions on the ADS Voting Instruction Card.

However, if the scheme of arrangement becomes effective, then the Offer will become binding on all ScottishPower ADS Holders and you will receive cash and Iberdrola ADSs (subject to any Mix and Match Election) for your ScottishPower ADSs, even if you voted against the proposal.

D11	Q	When and where will the Court Meeting and the EGM be held?

	A	Both Meetings will be held at the Crowne Plaza, Congress Road, Glasgow G3 8QT, Scotland. The Court meeting will start at 11.00 a.m. The EGM will start immediately after the Court Meeting has finished or been adjourned, which is currently expected to be at 11.10 a.m.

D12	Q	How do I get to the Meetings?

A

If you are driving, you should take the exit at Junction 19 of the M8 and follow the signs for the Scottish Exhibition and Conference Centre (SECC). The hotel is next to the SECC. Free car parking will be offered in Car Park 1 in front of the Clyde Auditorium and spaces for disabled drivers will be available.

If you are travelling by train, travel west on the low level service from Glasgow Central Station to Exhibition Centre Station. Trains from Glasgow run every 20 minutes.

D13	Q	Are there any facilities for disabled shareholders?

	A	An interpreter for the deaf will be present at the meeting. If you have a companion to guide you, he/she will be admitted to the Meetings as a guest. Guide dogs will also be admitted and there will be staff available to assist shareholders.

D14	Q	Will there be refreshments at the Meetings?

	A	Catering will be available before and after the Meetings.

D15	Q	Can I still attend the Court Meeting and/ or EGM and vote even if I have submitted my ADS Voting Instruction Card?

	A	Yes. Returning the ADS Voting Instruction Card will not prevent you from attending the Meetings (unless you have appointed a person other than the nominee of the ScottishPower Depositary as your proxy). Please note that you will not be admitted to the Meetings unless you present a valid passport or other government issued photo identification.

D16	Q	Can I bring a guest to the Meetings?

	A	Only registered ScottishPower Shareholders and ADS Holders and persons nominated by them as a proxy are legally entitled to attend the Meetings. Disabled shareholders and ADS Holders are welcome to bring a companion to the Meetings.

D17	Q	Will there be an opportunity for ADS Holders to ask questions at the Meetings?

	A	Yes, you are entitled to attend and speak at the Meetings. If you want to ask a question, please send it beforehand to The Company Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP, Scotland. This will help to make sure that it is answered as fully as possible. If you cannot come to the Meetings, but would like a written answer to your question, please state this when you send your question.

E	Holding Iberdrola ADSs

E1	Q	If the Offer is approved what do I receive?

A

The acquisition of ScottishPower is being made by Iberdrola, and if the scheme of arrangement becomes effective, you will receive 1,600 pence in cash (converted into US dollars at the exchange rate prevailing at the time of conversion), and 0.6584 of an Iberdrola ADS (equivalent to 0.6584 of a New Iberdrola Share) for each ScottishPower ADS you hold as of the Reorganisation Record Time, which is expected to be 3.00 p.m. (London time) on April 22, 2007, subject to any Mix and Match Election.

You should note that the underlying asset of one Iberdrola ADS is one New Iberdrola Share.

E2	Q	Can you explain what the tax consequences are for me?

A

Sorry, we are not in a position to give advice on an individual basis. Summaries of the tax consequences of the scheme of arrangement for ADS Holders who are resident in the US are set out in paragraph 26 of Part 4 of the Scheme Document.

If you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.

E3	Q	When will I receive my cash and Iberdrola ADSs?

A

Completion of the Offer is expected to take place on April 23, 2007, with the cash consideration and Iberdrola ADSs expected to be despatched to the ScottishPower Depositary within 14 days of the Effective Date (expected to be by May 7, 2007).

The ScottishPower Depositary will send you a cheque for your portion of the cash consideration and a statement of entitlement to your Iberdrola ADSs as soon as possible thereafter (so long as it has received your completed ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs you hold in certificated form).

E4	Q	What happens if, when calculating the number of Iberdrola ADSs allotted to me, there is a fractional remainder, i.e. it does not result in a whole number of shares for me?

A

Only whole Iberdrola ADSs will be allotted. Any remaining fractions of Iberdrola ADSs will be aggregated and sold after the effective date of the scheme of arrangement, which is expected to be April 23, 2007. The net proceeds of that sale will be paid in cash in US Dollars to you according to your fractional entitlements. No assurances can be given as to the price that will be received for Iberdrola ADSs sold in this way.

E5	Q	What documentation will I receive in respect of my Iberdrola ADSs?

	A	All Iberdrola ADSs issued will be issued in book entry form through the direct registration system maintained by the Iberdrola Depositary. You will receive a statement from Iberdrola’s Depositary evidencing that your name and the number of Iberdrola ADSs you hold have been entered in the register of Iberdrola ADS Holders.

E6	Q	Where will the Iberdrola ADSs trade?

	A	Since the Iberdrola ADSs will not be listed or traded on any exchange, the Iberdrola ADSs will only be eligible for trading “over-the-counter”. Iberdrola currently intends to maintain the Iberdrola ADR Facility on an ongoing basis. However, in the event that Iberdrola terminates the

Iberdrola ADR Facility, holders of Iberdrola ADS will receive the New Iberdrola Shares underlying their Iberdrola ADSs. US resident holders of such New Iberdrola Shares may be required to sell such underlying shares on the Bolsas de Valores in Spain, which could be more time consuming and costly for such holders than settling trades in Iberdrola ADSs.

E7	Q	Can I convert Iberdrola ADSs into the underlying Iberdrola Shares?

	A	If you wish to convert your Iberdrola ADSs into the underlying New Iberdrola Shares you will have the option to present your Iberdrola ADSs to the Iberdrola Depositary for cancellation and delivery of New Iberdrola Shares so as to become registered holders of New Iberdrola Shares through a participating entity in Iberclear. Fees, taxes and governmental charges may apply to any such exchange.

E8	Q	Where can I find out Iberdrola’s share price?

	A	Iberdrola’s share price can be found on Iberdrola’s website (www.iberdrola.com), as well as other financial websites.

E9	Q	Does Iberdrola pay dividends?

A

Iberdrola currently pays dividends twice a year with record dates typically in June and December.

Iberdrola’s final dividend for the 2005 financial year amounted to €0.5181 per Iberdrola Share. Iberdrola’s interim dividend for the first six months of the 2006 financial year amounted to €0.4500 per Iberdrola Share and therefore would have amounted to €0.4500 per Iberdrola ADS.

Subject to its shareholders’ approval, Iberdrola has proposed to distribute a final dividend for the 2006 financial year of €0.6100 per Iberdrola Share (which includes a €0.02 attendance premium for attendance of the Iberdrola general shareholders’ meeting) with reference to a record date of the last business day in June 2007. The dividend itself will be paid to shareholders (and ADS holders) shortly thereafter.

Although Iberdrola has paid dividends in the past, there can be no assurance that it will pay dividends in the future.

E10	Q	Will I receive dividends from Iberdrola in Euros or US Dollars?

	A	Following the scheme of arrangement becoming effective and for such period as the Iberdrola ADR Facility is in existence, Iberdrola ADS holders will have amounts in respect of dividends paid in Euros by Iberdrola converted into and paid to them in US Dollars in accordance with the provisions of the deposit agreement governing the Iberdrola ADSs.

E11	Q	Will I be able to vote my Iberdrola ADSs?

	A	As explained in paragraph 3(c) of Part 8 of the Scheme Document, you will be able to instruct the Iberdrola Depositary how to vote the New Iberdrola Shares underlying your Iberdrola ADSs, and the Iberdrola Depositary will be obligated to follow your instructions. If you want to vote directly or to attend Iberdrola shareholders’ meetings in person, you will need to exchange your Iberdrola ADSs for the New Iberdrola Shares underlying them. Fees, taxes and governmental charges may apply to any such exchange.

E12	Q	Will I be required to pay any fees on my Iberdrola ADSs?

	A	As described in paragraph 22 of Part 4 and paragraph 3(e) of Part 8 of the Scheme Document, there will be no cancellation or issuance charges in connection with the surrender of any ScottishPower ADSs in exchange for Iberdrola ADSs pursuant to the scheme of arrangement, but certain fees and other charges will apply to holding Iberdrola ADSs.

For further information with respect to the fees and other charges that will apply to holding Iberdrola ADSs, please see Part 8 of the Scheme Document.

E13	Q	What is the Iberdrola stock split and how will it affect me?

A

As described in paragraph 1(r)(iii) of Part 8 of the Scheme Document, the stock split is the proposal by the Iberdrola Board to split each Iberdrola Share into four shares with a quarter of the value of the original share. The stock split is common practice among large companies listed on the Spanish stock exchanges, like Iberdrola, and, among other things, makes Iberdrola Shares easier to trade. The stock split, if approved by the Iberdrola shareholders, will only take place after the Effective Date and after the Iberdrola ADSs have been issued. It will not reduce any entitlements you may have under the scheme of arrangement.

The stock split will multiply the amount of Iberdrola ADSs you hold (or, if you have not yet collected them, are entitled to hold), along with the New Iberdrola Shares they represent, by four, but the value of your aggregate holding, and your rights, should remain the same.

F	Information on Iberdrola

F1	Q	Who is offering to buy my shares?

	A	Iberdrola, S.A. is offering to buy your shares. Further details about Iberdrola can be found in paragraph 8 of Part 4 of the Scheme Document and on Iberdrola’s website - www.iberdrola.com.

F2	Q	Why does Iberdrola want to acquire ScottishPower?

	A	Please see paragraph 9 of Part 4 of the Scheme Document for Iberdrola’s reasons for the Offer.

G	Other information

	G1	Q	What are the tax consequences of the scheme of arrangement for me, and what are the necessary formalities?

A

Sorry, we are not in a position to give advice on an individual basis. Summaries of the tax consequences of the Scheme for ADS Holders who are resident in the US are set out in paragraph 26 of Part 4 of the Scheme Document.

If you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.

	G2	Q	Where and when will I receive further information after the vote?

		A	Calculation of the votes may not be completed until after the Meetings. The results may not be announced at the Meetings. If that is the case, we will publicly announce the results as soon as practicable and they will also be made available on the ScottishPower website (www.scottishpower.com).

H		General Registration Questions

	H1	Q A	Who is the Depositary? The Depositary is JPMorgan Chase Bank, N.A. Address: JPMorgan Service Center, PO Box 3408, South Hackensack, NJ 07606-3408 Telephone: +1 (866) 726 8237 (Toll Free)

	H2	Q A

I have changed/am changing my address. What should I do?

If you are a registered ScottishPower ADS Holder,, please contact JPMorgan Chase Bank, N.A. for information on how to change your address of record.

Quote address in question H1 above.

If you are an indirect ScottishPower ADS Holder, please contact the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs for information on how to record an address change.

	H3	Q A

I have changed/am changing my name. What should I do?

If you are a registered ScottishPower ADS Holder, please contact JPMorgan Chase Bank, N.A. for information on how to change your name of record.

Quote address in question H1 above.

If you are an indirect ScottishPower ADS Holder, please contact the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs for information on how to record a name change.

	H4	Q A

The ADS Holder has died. What should I do?

I am sorry to hear of the death of Mr/Mrs/Miss xxxxxxxxxx.

If he/she was a registered ScottishPower ADS Holder, please contact JPMorgan Chase Bank, N.A. for information on how to move the ADSs into the name of the estate. Otherwise you will need to contact the broker in whose name the ADSs are held for information.

Quote address in question H1 above.

If he/she was an indirect ScottishPower ADS Holder, please contact the bank, broker, financial institution, share plan administrator or other nominee through which he/she held your ScottishPower ADSs for information on how to move the ADSs into the name of the estate.

	H5	Q A

I have power of attorney over this holding. What should I do?

If the holder of the ScottishPower ADSs is a registered holder and you are not listed in the registration books of JPMorgan Chase Bank, N.A. as holding the power of attorney over such account, please contact JPMorgan Chase Bank, N.A. for information on whether a power of attorney can be accepted.

Quote address in question H1 above.

If the holder of the ScottishPower ADSs is an indirect ScottishPower ADS Holder, please contact the bank, broker, financial institution, share plan administrator or other nominee through which he/she holds the ScottishPower ADSs for information on the exercise of a power of attorney.

H6	Q A	I wish to sell my ADSs/buy more ADSs. If you wish to buy additional ADSs, or sell your ADSs, you will need to do this through a stockbroker or financial intermediary on their own commercial terms.

H7	Q A	I do not have a stockbroker. Can you recommend one? We are not able to recommend one particular stockbroker.

H8	Q A

I wish to transfer some or all of my ADSs to someone else/add a joint holder.

If you are a registered ScottishPower ADS Holder, please contact JPMorgan Chase Bank, N.A. for information on how to transfer ADSs.

Quote address in question H1 above.

If you are an indirect ScottishPower ADS Holder, please contact the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs for information on how to transfer your ADSs or add a joint holder.

H9	Q A

I wish to amalgamate my holdings of ADSs.

If you are a registered ScottishPower ADS Holder, please contact JPMorgan Chase Bank, N.A. for information on how to consolidate your ADSs.

Quote address in question H1 above.

If you are an indirect ScottishPower ADS Holder, please contact the bank, broker, financial institution, share plan administrator or other nominee through which you hold your ScottishPower ADSs for information on how to consolidate your ADSs.

This announcement has been made available to shareholders of Scottish Power plc (“ScottishPower”). If Iberdrola, S.A. (“Iberdrola”) conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola shares and Iberdrola ADSs will only be distributed to existing ScottishPower shareholders and ADS holders. The new Iberdrola shares and Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction. In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary note regarding forward looking statements

This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of ScottishPower’s or the enlarged Iberdrola group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower’s or the enlarged Iberdrola group’s business. These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements.

These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.